EXHIBIT 16.2

October 25, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read the section headed, "Changes in registrant's certifying accountant," included in the Registration Statement on Form F-1, of GFI Software S.A. and are in agreement with the disclosure relating to Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, contained therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2011 financial statements.

/s/ Bostedt Wirtschaftsprüfer [German Public Auditor]	/s/ Richter Wirtschaftsprüfer [German Public Auditor]

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Munich, Germany
25 October 2013